SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*

                            NEW CENTURY ENERGY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    64360E109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2009
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd. (In Liquidation)*
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     LMF Select Assets, Ltd.
     98-0594648
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens U.S. SPV I, LLC
     20-8903266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Chris Johnson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Russell Smith
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States and Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

CUSIP No. 64360E109
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,808,607 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    5,808,607 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,808,607 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|

--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

Item 1(a).  Name of Issuer: NEW CENTURY ENERGY CORP.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            5851 San Felipe, Suite 775, Houston, Texas 77057

Item 2(a).  Name of Person Filing: Laurus Master Fund, Ltd. (in Liquidation)*

            This Schedule 13G, as amended, is also filed on behalf of LMF Select Assets, Ltd., a Cayman Islands limited company, Laurus Capital Management, LLC, a Delaware limited liability company, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Capital Management, LLC, a Delaware limited liability company, Chris Johnson, Russell Smith, Eugene Grin and David Grin. Laurus Master Fund, Ltd. (In Liquidation) is in official liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators are Chris Johnson and Russell Smith of Johnson Smith Associates, Ltd. The Joint Official Liquidators have discretion over the management of Laurus Master Fund, Ltd. (In Liquidation) and the disposition of its assets, including the securities owned by Laurus Master Fund, Ltd. (In Liquidation) reported in this Schedule 13G, as amended. Laurus Capital Management, LLC, acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to Laurus Master Fund, Ltd. (In Liquidation) and its two feeder funds concerning their respective assets, including the securities owned by LMF Select Assets, Ltd. reported in this
            Schedule 13G, as amended, subject to the oversight and preapproval rights of the Joint Official Liquidators and Laurus Capital Management, LLC's obligations to Laurus Master Fund, Ltd. (In Liquidation) under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the Joint Official Liquidators at their discretion. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share voting and investment power over the securities owned by LMF Select Assets, Ltd. (subject to the oversight and preapproval rights of the Joint Official Liquidators), and Valens U.S. SPV I, LLC reported in this
            Schedule 13G, as amended. The Joint Official Liquidators share voting and investment power over the securities owned by LMF Select Assets, Ltd. Information related to each of LMF Select Assets, Ltd., Laurus Capital Management, LLC, Valens U.S. SPV I, LLC, Valens Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin is set forth on Appendix A hereto.



Item 2(b). Address of Principal Business Office or if none,  Residence:

           c/o Laurus Capital Management, LLC
           335 Madison Avenue, 10th Floor
           New York, NY 10017

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 64360E109

Item 3.    Not Applicable

Item 4.    Ownership:

           (a) Amount Beneficially Owned: 5,808,607 shares of Common Stock*

           (b) Percent of Class: 9.99%*

           (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

                  (ii) shared power to vote or to direct the vote: 5,808,607 shares of Common Stock*

                  (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

                  (iv)  shared power to dispose or to direct the disposition of:
                        5,808,607 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification and  Classification  of Subsidiary  Which  Acquired the
        Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

-----------
*Based on 56,010,612 shares of the common stock, par value $0.001 per share (the "Shares") issued and outstanding of New Century Energy Corp., a Colorado corporation (the "Company") as of March 15, 2009, as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (the "10-K"), which was the last report filed by the Company reporting the number of issued and outstanding Shares of the Company. The Company has not filed any public filing describing its outstanding Shares or the number of issued and outstanding Shares of the Company since the 10-K. The Reporting Persons have no reason to believe that the information regarding the number of issued and outstanding Shares of the Company contained in the 10-K is inaccurate. As of December 31, 2009, LMF Select Assets, Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") and Valens U.S. SPV I, LLC, a Delaware corporation ("Valens U.S. together with Select, collectively, the "Investors"), held (i) 3,675,000 Shares, (ii) a warrant (the "A Warrant") to acquire 5,061,392 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, (iii) a warrant (the "B Warrant") to acquire 6,547,784 Shares at an exercise price of $0.001 per Share, subject to certain adjustments, and (iv) a warrant (the "C Warrant" together with the A Warrant and B Warrant, collectively, the "Warrants") to acquire 7,258,065 Shares at an exercise price of $0.80 per Share, subject to certain adjustments. The Warrants contain an issuance limitation prohibiting Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by Investors upon at least 75 days prior notice to the Company and following notice to the Company shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). LMF Select Assets, Ltd. an exempted company incorporated with limited liability under the laws of the Cayman Islands ("Select") is a wholly owned subsidiary of Laurus Master Fund, Ltd. (In Liquidation) (the "Fund"). The Fund is in liquidation under the supervision of the Grand Court of the Cayman Islands. The Joint Official Liquidators ("JOLs") are Chris Johnson and Russell Smith of Johnson Smith Associates Ltd. The JOLs have discretion over the management of the Fund and the disposition of its assets, including the securities owned by the Fund reported in this Schedule 13G, as amended. Laurus Capital Management, LLC ("LCM") acting through its controlling principals, Eugene Grin and David Grin, provides day to day investment management services to the Fund and its two feeder funds concerning their respective assets, including the securities owned by Select reported in this Schedule 13G, as amended, subject to certain oversight and preapproval rights of the JOLs and LCM's obligations to the Fund under the Seventh Amended and Restated Investment Management Agreement of April 26, 2007, as amended, restated, modified and/or supplemented from time to time; all of the foregoing subject to specific directions otherwise given by the JOLs at their discretion. Valens U.S. SPV I, LLC, a Delaware limited liability company ("Valens U.S.") is managed by Valens Capital Management, LLC ("VCM"). Eugene Grin and David Grin, through other entities, are the controlling principals of VCM and share voting and investment power over the securities owned by Select (subject to the oversight and preapproval rights of the JOLs) and Valens U.S. reported in this Schedule 13G, as amended. The JOLs share voting and investment power over the securities owned by Select.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 12, 2010
                                       --------------------------
                                       Date


                                       LAURUS MASTER FUND, LTD. (In LIQUIDATION)

                                       /s/ Russell Smith
                                       --------------------------
                                       Russell Smith
                                       Joint Official Liquidator (for the
                                       account of Laurus Master Fund, Ltd. and
                                       with no personal liability)
                                       February 12, 2010

APPENDIX A


A. Name: LMF Select Assets, Ltd., a Cayman Islands limited company

   Business                  c/o Laurus Capital Management, LLC
                             335 Madison Avenue, 10th Floor
   Address:                  New York, New York 10017

   Place of Organization:    Cayman Islands

B. Name:                     Valens U.S. SPV I, LLC, a Delaware corporation

   Business                  335 Madison Avenue, 10th Floor
   Address:                  New York, New York 10017

   Place of Organization:    Delaware

C. Name:                     Laurus Capital Management, LLC, a
                             Delaware limited liability company

   Business                  335 Madison Avenue, 10th Floor
   Address:                  New York, New York 10017

   Place of Organization:    Delaware

D. Name: Valens Capital Management, LLC, a Delaware corporation

   Business                  335 Madison Avenue, 10th Floor
   Address:                  New York, New York 10017

   Place of Organization:    Delaware

E. Name:                     Chris Johnson
   Business Address:         Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104

   Principal
   Occupation:               Managing Director, Johnson Smith Associates Ltd.

   Citizenship:              Cayman Islands


F. Name:                     Russell Smith
   Business Address:         Elizabethan Square, 80 Shedden Road, George Town,
                             Grand Cayman, Cayman Islands KY1-1104

   Principal
   Occupation:               Director, Johnson Smith Associates Ltd.

   Citizenship:              Cayman Islands

G. Name:                     Eugene Grin
   Business Address:         335 Madison Avenue, 10th Floor Address
                             New York, New York 10017

   Principal
   Occupation:               Principal of Laurus Capital Management, LLC

   Citizenship:              United States

H. Name:                     David Grin
   Business Address:         335 Madison Avenue, 10th Floor
                             New York, New York 10017

   Principal Occupation:     Principal of Laurus Capital Management, LLC

   Citizenship:              United States and Israel

Each of Laurus Master Fund, Ltd. (in Liquidation), LMF Select Assets, Ltd., Laurus Capital Management, LLC, Chris Johnson, Russell Smith, Eugene Grin and David Grin hereby agrees, by their execution below, that the Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.


LMF Select Assets, Ltd.

By:  Laurus Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Principal

February 12, 2010

Valens U.S. SPV I, LLC

By: Valens Capital Management, LLC
Individually and as investment manager


/s/ Eugene Grin
----------------------------------
    Eugene Grin
    Principal
February 12, 2010


/s/ Chris Johnson
----------------------------------
Chris Johnson, on his individual behalf
February 12, 2009


/s/ Russell Smith
----------------------------------
Russell Smith, on his individual behalf
February 12, 2010


/s/ Eugene Grin
----------------------------------
Eugene Grin, on his individual behalf
February 12, 2009


/s/ David Grin
----------------------------------
David Grin, on his individual behalf
February 12, 2010